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                          July 31, 2020

       J. Robison Hays, III
       Chief Executive Officer
       Ashford Hospitality Trust, Inc.
       14185 Dallas Parkway, Suite 1100
       Dallas, Texas 75254

                                                        Re: Ashford Hospitality
Trust, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 20, 2020
                                                            File No. 333-239961

       Dear Mr. Hays:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brigitte
Lippmann at 202-551-3713 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              William P. Mills, Esq.